SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934


                      NOTICE OF ANNUAL MEETING AND REPORT


                              PeakSoft Multinet Corp.
                              -----------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PeakSoft Multinet Corp.
(Registrant)


/s/ Timothy W. Metz
------------------------------
Timothy W. Metz
President





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


                             PEAKSOFT MULTINET CORP.

                              INFORMATION CIRCULAR
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 28, 2000


SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of PeakSoft Multinet Corp. (the "Corporation") for use at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.


APPOINTMENT AND REVOCATION OF PROXIES

The persons referred to in the accompanying Instrument of Proxy are directors and/or officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY TO ATTEND AND TO ACT FOR HIM ON HIS BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE COMMENCEMENT OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, its instrument of proxy must either be under its common seal or signed by a duly authorized officer of it.


A proxy may be revoked by:

(a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes of the proxy) and either delivering the same to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(c) attending the Meeting or any adjournment thereof and registering with the scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.


VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified herein and with respect to any other matters which may properly be brought before the Meeting. At the time of printing this information circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only shares which the Corporation has issued and which are outstanding are common voting shares, undifferentiated by class. On May 15, 2000, 3,830,974 common shares of the Corporation were issued and outstanding, each common share carrying the right to one vote. Only those common shareholders of record on May 24, 2000 will be entitled to vote at the Meeting or at any adjournment thereof, in person or by proxy, unless after that date a shareholder of record transfers its shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that it owns such shares, requests not later than 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, only the following shareholder own, directly or indirectly, or exercises control or discretion over, common shares carrying more than 10 percent of the voting rights attached to all outstanding common shares of the Corporation:

Name of Shareholder                 No. of Shares             % of Issued and
                                                              Outstanding

The Liverpool
Limited Partnership                 905,636                   23.64

Westgate
International, L.P.                 905,636                   23.64

The above information was supplied by the management of the Corporation.


EXECUTIVE COMPENSATION

During the fiscal year ended September 30, 1999, the Corporation employed 2 executive officers (one of whom was also a director) who were paid an aggregate of $155,908.28 in cash compensation. Other than the issuance of options pursuant to the Stock Option Plan of the Corporation described below, the executive officers of the Corporation received no other compensation from the Corporation in its most recently completed fiscal year. These persons have agreed to defer the payment by the Corporation of a portion of the salaries earned by them during the Corporation's fiscal year 1999.

The Corporation has established a Stock Option Plan (the "Plan") under which the Board of Directors or a committee appointed by the Board of Directors (the "Committee") may, from time to time, grant options to purchase common shares to directors, officers or key employees of the Corporation and to consultants retained by the Corporation. Subject to regulatory approval, the options will provide for the acquisition of common shares of the Corporation from the treasury of the Corporation at a price to be determined by the Board of Directors or the Committee at the time of granting the options, provided that the exercise price of such options shall not be less than that permitted by any stock exchange on which the Corporation's shares are listed for trading. The Board of Directors or the Committee will determine the exercise period for the options and the vesting provisions with respect to the options. A number of common shares not exceeding in the aggregate 10 percent of the common shares outstanding from time to time will be reserved under the Plan for issuance upon the exercise of any options granted. The purpose of the Plan is to develop the interest of the directors, officers, key employees and consultants of the Corporation in the Corporation's growth and development by providing them with the opportunity through options to purchase common shares to acquire an increased financial interest in the Corporation.

The following options held by executive officers were granted during the financial year ended September 30, 1999:

                                    Date       Expiry     Exercise
Name                       Number   Granted    Date       Price (CDN $)
------------------------------------------------------------------------

Douglas Foster             50,000   02-24-99   02-23-01   1.77
Douglas Foster             10,000   02-24-99   02-23-01   1.44
Timothy Metz               50,000   02-24-99   02-23-01   1.77


The following options held by executive officers were exercised during the financial year ended September 30, 1999:

Name                       Number   Granted    Price (CDN $)
------------------------------------------------------------

Douglas Foster             13,946   06-02-99   1.77
Douglas Foster              8,367   06-04-99   1.77
Tim Metz                   13,946   06-02-99   1.77


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the financial year ending September 30, 1999 the Corporation engaged in no material transactions in which any insider of the Corporation possessed an interest.


ELECTION OF DIRECTORS

The current directors of the Corporation are Colin Robert Morse, Timothy Wallace Metz, Peter Allen Janssen and Simon Geoffrey Arnison. Their term of office will expire at the close of the Meeting. Messrs Janssen and Arnison are members of the audit committee. Their term of office as members of the audit committee expires at the close of the Meeting.

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote (if no choice is given), in favour of the election as directors of the persons named below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if this should occur for any reason prior to the Meeting the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each director elected will hold office until the close of the next annual general meeting or until his successor is duly elected, unless his office is sooner vacated.





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



The following table and the notes thereto state the names of the persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation, and the approximate numbers of shares of the Corporation beneficially owned, directly or indirectly, by each of them as at the date hereof. The information contained in the following table is provided by the nominees:

Name, Place of                       Principal Occupation and
Residence and             Director   Positions During the Past         No. of
Position                  Since      5 Years                           Shares
-----------------------------------------------------------------------------

Simon Geoffrey Arnison    1999       President of Classwave              0
Ajax, ON, Canada                     Development Inc.  Prior to
                                     1998, founder, director
                                     and Chief Technology Officer
                                     of Innotech Multimedia
                                     Corporation.

Peter Allen Janssen       1997       Principal of Peter Janssen         6,469
Bellevue, WA, USA                    & Associates, VP Merchand-
                                     ising & Advertising for
                                     Egghead Software, VP Sales
                                     & Marketing for Acer America.

Timothy Wallace Metz      2000       Director, President & CEO         38,233
Bellingham, WA, USA                  of Leading-Edge Earth
                                     Products

Colin Robert Morse        1999       Presidents of Feel Free             0
Vancouver, BC                        Charters Ltd., Alma Land
Canada                               Development Corporation,
                                     Trubuilt Homes Ltd. and
                                     Semper Construction Ltd.
                                     Principal of AlterE-go.com


FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ending September 30, 2000 together with the auditor's report thereon (the "Financial Statements"), will be presented to shareholders at the Meeting. The Corporation anticipates mailing the Annual Report containing the Financial Statements, notice of meeting, information circular and proxy to shareholders of record prior to the Meeting. Copies of the Annual Report, notice of meeting, information circular and proxy will also be available from the Corporation's registrar and transfer agent, Montreal Trust Company of Canada.

APPOINTMENT OF AUDITOR

It is proposed that Gordon K.W. Gee be re-appointed to serve as the Corporation's auditor for its fiscal year ending September 30, 2000.

Gordon K.W. Gee has served as the Corporation's auditor for its fiscal years 1995, 1996 and 1999.

The Corporation confirms that there were no reservations in the audit reports included in any of the financial statements of the Corporation for the 2 most recently completed fiscal years. The Corporation further confirms that there have been no reportable events during the 2 most recently completed fiscal years, and, in its opinion, there are no reportable events pending.


OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice of annual general meeting and this information circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.


APPROVAL AND CERTIFICATE

DATED:   May 15, 2000

The contents of this information circular have been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of circumstances in which it was made.



/s/ Timothy W. Metz
------------------------------
Timothy W. Metz
President

                      PEAKSOFT MULTINET CORP.

         NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of PeakSoft Multinet Corp. ("PeakSoft") will be held at

 Suite 501 - 675 West Hastings Street, Vancouver, British Columbia

on Wednesday, the 28 day of June 2000, at the hour of 10:00 a.m.
for the following purposes:

(1) To receive the annual report and the audited financial statements of PeakSoft, together with the auditor's report in respect of the same for the fiscal year ended
         September 30, 1999.

(2)      To appoint PeakSoft's auditor for the ensuing year.

(3)      To elect the directors of PeakSoft for the ensuing year.

(4) To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

Shareholders who are unable to attend the annual general meeting in person are requested to date, sign and return the accompanying instrument of proxy in accordance with the instructions contained in the accompanying information circular to the office of IICC, 6250 Kestrel Road, Missisauga, Ontario, L5T 1Y9, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for holding the meeting or any adjournment thereof, or to the chairman of the meeting immediately prior to commencement of the meeting, or any adjournment thereof. As set out in the accompanying information circular, the enclosed proxy is solicited by management of PeakSoft, but you may amend it, if you so desire, by striking out the names listed therein and inserting a space provided the name of the person you wish to represent you at the meeting.

DATED at Bellingham, Washington, United States of America, this
15th day of May 2000.


BY ORDER OF THE BOARD


Timothy Metz
President

                      PEAKSOFT MULTINET CORP.

                               PROXY

         The undersigned shareholder of PeakSoft Multinet Corp. hereby appoints Timothy Metz, the President and a director of PeakSoft, or failing him, Richard Holcomb, a senior employee of PeakSoft, or instead of either of them:

           ---------------------------------------------
                        FULL NAME OF PROXY

           ---------------------------------------------
                      Proxy's Street Address

           ---------------------------------------------
            Municipality State/Province Zip/Postal Code

           ---------------------------------------------
                    Telephone Number Fax Number

as proxy, or, as alternate proxy:

           ---------------------------------------------
                   FULL NAME OF ALTERNATE PROXY

           ---------------------------------------------
                 Alternate Proxy's Street Address

           ---------------------------------------------
            Municipality State/Province Zip/Postal Code

           ---------------------------------------------
                    Telephone Number Fax Number

with power of substitution, to attend, to act and to vote all shares in the capital stock of PeakSoft registered in the name of the undersigned for and on behalf of the undersigned at the Annual General Meeting (the "AGM") to be held on Wednesday, June 28, 2000, at 10:00 o'clock in the morning at:

         Suite 501-675 West Hastings Street, Vancouver, British Columbia

and at any adjournment or adjournments thereof.

My proxy is instructed to vote as specified below:

         1.    __FOR    __AGAINST (if no alternative is specified then FOR)
               the ordinary resolution fixing the number of directors of the Corporation at 4;

         2.    __FOR    __TO BE WITHHELD FROM VOTING FOR (if no alternative is
               specified then FOR) the election of directors for the ensuing year of those nominees proposed by management as specified in the Information Circular issued by PeakSoft on May 15, 2000;

         3.    __FOR    __TO BE WITHHELD FROM VOTING FOR (if no alternative is
               specified then FOR) the appointment of Gordon K.W. Gee, Chartered Accountant, to be PeakSoft's auditor for the ensuing year and for the authorization of the directors to fix its remuneration;

         4. on any other matters which may properly come before the AGM as my proxy may see fit.

         The shares represented by this proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this proxy will be voted at the AGM in favour of the matters referred to above.

         If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the AGM or at any adjournment thereof, or any other matters properly come before such meeting or any adjournment thereof, this proxy confers a discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting this proxy.

         The undersigned hereby revokes any instrument of proxy previously given to vote at the AGM or any adjournments thereof.

DATE: ______________________


           ---------------------------------------------
           Signature of shareholder/authorized signatory


           ---------------------------------------------
                 Full Name (please type or print)


           ---------------------------------------------
                          Street Address


           ---------------------------------------------
            Municipality State/Province Zip/Postal Code


           ---------------------------------------------
               Telephone Number         Fax Number

Number of shares: _______________________


NOTES:

(1) This forms of proxy must be dated and signed by shareholder or by his attorney in writing, or if the shareholder is a body corporate this form of proxy must be executed under its corporate seal or by an officer or attorney thereof who has been duly authorized. If this proxy is not dated it is deemed to bear the date on which it was delivered to PeakSoft.

(2) A shareholder has the right to appoint a person (who need not be a shareholder of PeakSoft) as his nominee to attend and to act for him and on his behalf at the AGM. To exercise such right the shareholder must insert the name of his nominee on the lines provided for that purpose on the first page hereof or complete another form of proxy.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE AGM ARE REQUESTED TO COMPLETE THIS FROM OF PROXY AND TO RETURN IT TO PEAKSOFT IN THE ENVELOPE PROVIDED FOR THIS PURPOSE.

                             PeakSoft Multinet Corp.

                               1999 ANNUAL REPORT

Letter to the Shareholders                                                   3


Chief Operating Officer's Statement (Management Discussion & Analysis)       5


Auditor's Report                                                             9


Financial Statements


      Consolidated Balance Sheet                                             11


      Consolidated Statement of Operations and Deficit                       12


      Consolidated Statement of Changes in Financial Position                13


      Notes to the Consolidated Financial Statements                         14


Corporate Information                                                        25























                                                                               2

Dear Shareholders,

The only constant is change.

PeakSoft Multinet Corp. has continued to evolve its business plan, seeking to align the important components that can create a winning business model. In 1999 the Company adopted an internet business model and focused its efforts on the creation of a powerful community at http://www.peak.com/, a Web portal dedicated to helping small business develop and grow in an internet economy. For the plan to succeed we need to develop strong alliances for capital, membership and revenue creation.

PeakSoft has demonstrated its ability to innovate and to deliver finished products to market. Its original CD-ROM products won accolades and awards. Its browser accelerator, PeakJet, was described as a "killer app", and was a runner up for PC Computing Internet Utility of the Year. It created an entirely new class of Internet utility products

Looking back through previous annual reports it is clear that liquidity and capital have always been at the forefront of management's concerns. Often the issue of its under-capitalization has forced the company to "make a bet" on one strategy or another, eliminating the alternative of implementing a full strategy. This is going to change in 2000.

The Company intends to bring in new management at a senior level, adding business, finance and marketing experience to the team.

The Company intends to leverage its U.S. fully reporting issuer status, OTC and CDNX listings, and to seek acquisitions, which will add shareholder value and critical mass.

The Company is investigating joint venture, strategic investment, privatisation of a business unit, and other forms of capital funding in order to afford peak.com the greatest opportunity of success without impacting negatively upon PeakSoft's share capital structure.

About Peak.com

In 1999 PeakSoft developed a plan to create a small business internet portal at peak.com. We identified the market opportunity presented by e-business and by business-to-business e-commerce. The small business community, largely lacking in technical expertise, is ripe for solutions that will enable its members to compete in the internet economy. A prototype website was developed over the spring and summer of 1999, with the second generation of it subsequently having been launched in October of 1999.









                                                                               3

Peak.com is nearing completion. As a shareholder you should visit the site, register, and form your own opinion concerning this opportunity. The site includes many powerful features. It is completely dynamic in design, allowing users to customize it to their needs and interests. We have developed a proprietary Peak News Division and have begun to deliver great original news and content at peak.com. The site uses some of our best technology and concepts to create powerful business libraries and search capabilities. We have developed a vertical industry community structure that will allow the creation of many individual, trading and business communities.

The Company is establishing powerful relationships and partnerships for peak.com. Its objectives in entering into these partnerships are (a) to develop infrastructure and capability, (b) to drive membership, and (c) to capture revenue. Peak.com is ready to implement the commerce and revenue components of the site and if properly capitalized can begin to deliver all the elements of the business plan within one quarter.

I would like to thank all of you for your support over the years. PeakSoft has always endeavoured to succeed and has never faltered in its dedication to the task. PeakSoft and its shareholders have demonstrated a tenacity that should produce positive results in 2000.

Best wishes


/s/ Doug Foster
--------------------
Doug Foster
Chief Executive Officer


























                                                                               4

MANAGEMENT'S DISCUSSION AND ANALYSIS

1999 was a year of change for PeakSoft. During the year, the Company directed significant resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, the Company will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising.

Management remains convinced that the vertical portal strategy adopted by the Company early in the year has great potential. Electronic commerce is growing at a staggering rate, particularly in business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

Management expects that the activity level for the Company will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

Subsequent to the 1999 year-end, the beta version of http://www.peak.com was released. We invite you to visit us at http://www.peak.com/ and to register.

The following discussion should be read in conjunction with the financial statements and the notes thereto:









                                                                               5

Operations

Revenue decreased from CDN $1,246,381 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $536,339. This decrease is primarily due to the change in product distribution from retail to e-commerce/partnering and the focus of resources on peak.com. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $233,763 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $12,943, a 94.46% decrease. Costs of goods sold accounted for 18.76% of gross sales for the year ended September 30, 1998, this ratio plummeting to 2.41% during the comparable period of 1999.

Amortization decreased from CDN $991,017 for the year ended September 30, 1998 to CDN $50,694 during the comparable period in 1999. This 94.88% decrease was primarily due to the amortization of the research and development acquired from Chameleon Bridge Technologies Corp., which expired in 1998. Amortization in 1999 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses increased from CDN $1,392,633 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $1,502,132, an increase of 7.29%. This increase was primarily due to consulting and professional services used to develop our small business community portal, http://www.peak.com. During the year, the Company entered into employment contracts with three key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $951,724 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $314,723 a decrease of 66.93%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $531,860 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $282,099, a decrease of 46.96%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 1999 was CDN $1,895,013 ($0.50 per share post-consolidation) down from, CDN $2,780,307 ($ 1.60 per share post-consolidation), a decrement of CDN $ 885,294 or $ 1.10 per share post-consolidation. This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses. The post-consolidation loss of $0.50 per share for the year 1999 includes a one-time loss on the sale of investment in InfoBuild for CDN $217,500. Excluding this loss on the sale of investment, the Company's loss per share would have been $0.44 for the year 1999.







                                                                               6

Liquidity and Capital Resources

As of September 30, 1999, the Company had a cash balance of CDN $55,995. During the year, the Company issued promissory notes for cash proceeds of USD $890,000. Subsequent to the year-end, an additional USD $450,000 was received and supported by promissory notes.

During the year, the Company wrote off and destroyed all obsolete inventory. With the Company's focus of software distribution using e-commerce/partnering, raw materials that were used to create the software were no longer necessary.

Capital assets decreased from CDN $105,947 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $71,100 due to amortization.

Net assets were reduced from CDN $522,533 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $196,283. This decrease was primarily due to the sale of our investment in InfoBuild which produced a one time loss on investment of CDN $217,850. Overall current assets remained mostly unchanged.

Accounts payable and accrued liabilities decreased from CDN $1,034,312 for the year ended September 30, 1998 to CDN $782,972 in the comparable period of 1999, an abatement of 24.30%. This was primarily due to the reductions in overall expenses along with debt settlement with creditors of CDN $131,463.

In November 1998, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company is liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. Subsequent to the end of the year, the company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.


YEAR 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

The Company experienced no operational problems relating to the "Year 2000" issue.



                                                                               7

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


/s/ Tim Metz
------------------
Tim Metz
Chief Operating Officer








































                                                                               8

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                  488 - 625 Howe Street
An incorporated professional                          Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838

                                AUDITOR'S REPORT


To The Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 1999 and 1998, the consolidated statements of operations and deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1999 and 1998 and the consolidated results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1999 and shareholders' equity to the extent summarized in note 12 to the financial statements.


/s/ Gordon  K.W. Gee
-------------------------
Gordon K.W. Gee
Chartered Accountant
Vancouver, B.C., Canada
15 January 2000




                                                                               9

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                  488 - 625 Howe Street
An incorporated professional                          Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838




COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S.
REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 January 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


/s/ Gordon  K.W. Gee
-------------------------
Gordon K.W. Gee
Chartered Accountant
Vancouver, B.C., Canada
15 January 2000
























                                                                              10

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
===========================================================================
                                                   1999             1998
                                                     $                $
---------------------------------------------------------------------------
ASSETS
   Current Assets
     Cash                                             55,995         22,824
     Accounts receivable                              36,168         26,479
     Inventory                                             -         43,284
     Prepaids and deposits                            33,020         39,999
                                             ------------------------------
                                                     125,183        132,586

     Investment in InfoBuild (Note 2)                      -        284,000

     Capital assets (Note 3)                          71,100        105,947
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
     Accounts payable and accrued liabilities        782,972      1,034,312
     Interest payable on short-term debt              89,746              -
     Notes payable (Note 5)                        1,438,472              -
     Current portion of obligations under             18,471         29,665
          capital leases (Note 6)
                                             ------------------------------
                                                   2,329,661      1,063,977

     Obligations under capital leases (Note 6)         1,897         28,639
                                             ------------------------------
                                                   2,331,558      1,092,616
                                             ------------------------------
   Shareholders' Equity:
     Share capital (Note 7)                        8,955,445      6,555,704
     Other Paid in Capital                                 -      2,069,920
                                             ------------------------------
                                                   8,955,445      8,625,624

     Accumulated deficit                          11,090,720      9,195,707
                                             ------------------------------
                                                  (2,135,275)      (570,083)
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
ON BEHALF OF THE BOARD:
                              /s/ Doug Foster               /s/ Pete Janssen
                           ------------------------       ------------------
                                Doug Foster                    Pete Janssen
                                  Director                       Director
                     -------------------------------------------------------
(See accompanying notes to the financial statements)

                                                                              11

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars)
For the years ending 30 September


=====================================================================================
                                                 1999          1998          1997
                                                  $             $             $
      -------------------------------------------------------------------------------
Sales                                          536,339      1,246,381      1,340,200


Cost of goods sold                              12,943        233,763        448,537

                                    ------------------------------------------------
                                               523,396      1,012,618        891,663
                                    ------------------------------------------------
Operating Expenses:

       Amortization                             50,694        991,017      1,050,965
       General and administration            1,502,132      1,392,633      1,245,114
       Selling and marketing                   314,723        951,724      1,682,437
       Research and development                282,099        531,860        641,426
                                    ------------------------------------------------
                                             2,149,648      3,867,234      4,619,942

                                    ------------------------------------------------
Earnings (loss) before the undernoted       (1,626,252)    (2,854,616)    (3,728,279)


Debt settlement with creditors (Note 13)       131,463        259,618              -
Loss on inventory abandonment                  (42,234)             -              -
Interest on short-term debt                   (140,140)      (237,188)             -
Loss on sale of investment                    (217,850)             -              -
Gain on sale of subsidiary                           -         51,879              -
Loss on settlement of lawsuit                        -              -       (310,042)
Write-off assets                                     -              -        (53,169)
                                    -------------------------------------------------

Loss                                         1,895,013      2,780,307      4,091,490

Accumulated deficit, beginning of period     9,195,707      6,415,400      2,323,910
------------------------------------------------------------------------------------

Accumulated deficit, end of period          11,090,720      9,195,707      6,415,400
====================================================================================




                                                                              12


PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Financial Position (In Canadian dollars)
As at 30 September

===========================================================================================
                                                     1999          1998          1997
                                                       $             $             $
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operations:

             Net earnings (loss)                    (1,895,013)   (2,780,307)   (4,091,490)
             Items not involving cash:
                  Amortization                          50,694       991,017     1,050,965
             Write-off of assets                                           -        53,169
             Loss on sale of investment                217,850

             Change in non-cash operating             (132,214)      181,719       253,980
                  working capital
                                             ---------------------------------------------
                                                    (1,758,683)   (1,607,571)   (2,733,376)
                                             ---------------------------------------------

Financing:

             Repayments of long-term debt           (1,179,805)   (1,380,991)      (21,273)
             Increase (decrease) in
                  obligation under capital leases            -       (12,288)       (1,661)
             Issuance of long-term debt                      -     1,896,161     1,554,750
             Increase (decrease) in
                  obligation to issue shares           (26,472)     (399,900)      (55,408)
             Issuance of share capital               2,948,098       776,249     2,380,551
                                             ---------------------------------------------
                                                     1,741,551       879,231     3,856,959
                                             ---------------------------------------------
Investments:

             Acquisition of investment                       -      (284,000)            -
             Proceeds of sale of investment             66,150
             Purchase of capital assets                (15,847)      (36,202)      (82,180)
                                             ---------------------------------------------
                                                        50,303      (320,202)      (82,180)
                                             ---------------------------------------------

Increase (decrease) in cash position                    33,171    (1,048,542)    1,041,403

Cash, beginning of period                               22,824     1,071,366        29,963
                                             ---------------------------------------------
Cash, end of period                                     55,995        22,824     1,071,366

(See accompanying notes to the financial statements)

                                                                              13

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

The Company is incorporated under the laws of Alberta and its principal business activities are providing internet software to corporate and individual users, and providing internet portal facility.

1.    Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not-withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.    Significant accounting policies:

(a)   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Multinet Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)   Revenue recognition:

Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c)   Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.


                                                                              14

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

2.    Significant accounting policies (continued):

(d)   Capital assets:

Capital assets are recorded at cost. Amortization is provided on the straight line basis using the following annual rates:


--------------------------------------------------------------------------------
Asset                                                                   Rate
--------------------------------------------------------------------------------

Furniture and equipment                                                 4 years
Computer equipment                                                      4 years
Computer software                                                       3 years
Leasehold improvements                                                  4 years

(e)   Inventory:

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(f)   Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(g)   Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(h)   Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.







                                                                              15

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

3.    Capital assets:
--------------------------------------------------------------------------------
                                                            1999         1998
--------------------------------------------------------------------------------

                                         Accumulated      Net book     Net book
                              Cost       amortization       value       value
                                $              $              $            $
                        --------------------------------------------------------

Furniture and equipment      86,065          74,523         11,542       32,598
Computer equipment          157,299         115,191         42,108       57,398
Computer software            47,145          44,971          2,174
Leasehold improvements       24,194           8,918         15,276       15,951
                        --------------------------------------------------------

                            314,703         243,603         71,100      105,947
--------------------------------------------------------------------------------


Assets acquired under capital leases included in furniture and equipment as well as computer equipment are fully amortized.


4.    Acquired research and development:

On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows, and has been fully amortized:


Purchase value based on shares issued in May, 1996                  1,665,000
Other net assets acquired                                             (20,402)
--------------------------------------------------------------------------------
Acquired research and development                                   1,644,598
================================================================================










                                                                              16

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

5.    Notes Payable:                                     1999          1998
                                                          $             $
--------------------------------------------------------------------------------

Notes Payable, bearing interest at 12% per annum
    and paid quarterly.                                1,438,472     2,025,740

Less:    other paid-in capital                                 -    (2,025,740)
--------------------------------------------------------------------------------
                                                       1,438,472             -
--------------------------------------------------------------------------------



6.    Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2000 requiring the following minimum lease payments:

-----------------------------------------------------------------------------
                                                         1999          1998
                                                          $             $
-----------------------------------------------------------------------------
1999                                                          -        39,385
2000                                                     21,645        28,575
-----------------------------------------------------------------------------

Total minimum lease payments                             21,645        67,960

Less imputed interest at varying rates                   (1,277)       (9,656)
-----------------------------------------------------------------------------

Present value of net minimum capital lease payments      20,368        58,304
                                                    -------------------------
Current portion of obligations under capital lease       18,471        29,665
-----------------------------------------------------------------------------
                                                          1,897        28,639
-----------------------------------------------------------------------------












                                                                              17

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.  Share Capital:
--------------------------------------------------------------------------------
                                                       Shares       Amount
                                                         #            $
================================================================================

Authorized:
  Unlimited voting common shares without par value
  Unlimited non-voting preferred shares without par value

Issued:
Balance, 01 October 1994:                              82,036        94,580

Issued amount year ended 30 September 1995:
      Issued to founders                              293,018             -
      Issued for cash                                 324,287       948,865
      Issue for services and technology                19,407        45,700
           Less share issuance costs                        -      (193,278)

Issued amount year ended 30 September 1996:
      Issued for cash                                 143,893       667,500
      Issued for services and technology              213,026     1,835,537

Issued amount year ended 30 September 1997:
      Issued for cash                                 443,158     2,496,498
      Issued for services and technology               11,855        75,969
           Less share issuance costs                        -      (191,916)

Issued amount year ended 30 September 1998:
      Issued for cash                                 211,497       623,281

Issued amount year ended 30 September 1999:
      Issued for cash                               2,059,222     2,981,847
           Less share issuance costs                        -      (429,128)
--------------------------------------------------------------------------------
                                                    3,801,399     8,955,455
--------------------------------------------------------------------------------


Included in shares issued for cash during 1999 are 67,563 (1998 - 390,000, 1997
- 833,541) shares for approximately $113,858 (1998 - $102,400, 1997 - $556,898)
issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,991,659 (1998 - 1,301,976, 1997 - 2,711,725)
for $2,867,989 (1998 - $520,881, 1997 - $1,940,000) were issued pursuant to private placements.





                                                                              18

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.    Share Capital (continued):

(a)   Management, employees and directors' stock options:

At September 30, 1999, the Company had 379,492 management, employees and directors' options outstanding:

10,000  options expiring 16 June 2000, exercisable to acquire 10,000 shares at $1.80 each
20,000  options expiring 27 June 2000, exercisable to acquire 20,000 shares at $1.99 each.
31,697  options expiring 22 July 2000, exercisable to acquire 31,697 shares at $1.50 each.
135,000 options expiring 23 February 2001, exercisable to acquire 135,000 shares at $1.44 each.
99,795  options expiring 23 February 2001, exercisable to acquire 99,795 shares at $1.77 each.
73,000  options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
10,000  options expiring 20 December 2001, exercisable to acquire 10,000 shares at $0.42 each.

(b)   Warrants:

At September 30, 1999, the Company had 123,302 warrants outstanding.

62,500 warrants from a debt conversion entitling the holder to acquire one additional share for $3.20 each. The warrants expire in March 2000.

52,758 warrants entitling the holder to acquire one additional share at $2.40 each. The warrants expire April 2000.

8,044 warrants from a private placement entitling the holder to acquire one additional share at $12.80 each. The warrants expire April 2000.


8.    Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a)   Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b)   Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

                                                                              19

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

9.    Subsequent events:

In November 1998, the Company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $90,963 per annum until 31, March 2002.

In October of 1999, the Company settled this matter with the Leassor for $50,000.

Subsequent to the year end, the Company has signed promissory notes for $660,240 (USD $450,000).

10.   Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.
                                                1999             1998      1997

Loss per common share (Pre-Consolidation)*   Non-comparable      0.20      0.33

Loss per common share (Post-Consolidation)**    0.50             1.60      2.67

*Loss per common share calculated on shares outstanding before consolidation. **Loss per common share if calculated on shares outstanding after consolidation.

NUMBER OF SHARES OUTSTANDING            #                  #             #

  Pre-Consolidation                Non-comparable     13,937,439     12,245,463

  Post-Consolidation                 3,801,399         1,742,180      1,530,683

11.   Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
--------------------------------------------------------------------------------
                                                              1999          1998
                                                               $             $
================================================================================
Salaries to directors and officers                           300,470      94,000

Consulting fees and expense reimbursements to directors       49,416      92,600

Salary paid to a relative of one of the directors             40,564      54,500
--------------------------------------------------------------------------------
                                                             390,450     241,100
================================================================================

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

                                                                              20

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12.   United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States, as summarized below:

(a)   Loss and loss per share:
--------------------------------------------------------------------------------
                                            1999         1998          1997
                                               $            $             $
================================================================================

Loss in accordance with Canadian GAAP  (1,895,013)    (2,780,307)    (4,091,490)

Difference in accounting for acquired           -        822,299        822,299
research and development (note d)
Stock options (note e)                          -              -        (85,470)
--------------------------------------------------------------------------------
Loss in accordance with
United States GAAP                     (1,895,013)    (1,958,008)    (3,354,661)
================================================================================
Loss per common share                        0.65           1.15          2.79
--------------------------------------------------------------------------------

Weighted average number of shares used
for calculation                         2,910,854      1,701,618     1,201,909
--------------------------------------------------------------------------------

(b)   Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

================================================================================
                                 September 30, 1999         September 30, 1998
                             Canadian   United States   Canadian   United States
                               GAAP          GAAP         GAAP          GAAP
                                 $             $            $             $
     ---------------------------------------------------------------------------
     Liabilities:

      Other paid-in capital                               173,759      264,229

      Accumulated deficit    11,090,720   10,268,491    9,195,707    8,373,478
      ==========================================================================

(c)   Statement of financial position (continued):

Cash used in operations and cash provided by financing activities would decrease by 1999 - $nil and 1998 - $nil.


                                                                              21

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12.   United States GAAP reconciliation (continued):

(d)   Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination are expensed as it is incurred.

(e)   Stock based compensation

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 1999 (1998 - nil, 1997 - $85,470).

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

--------------------------------------------------------------------------
                                          1999         1998        1997
                                            $           $           $
--------------------------------------------------------------------------

Loss - as reported                      1,895,013    1,958,008   3,354,661
Loss - stock option value adjusted      2,545,486    2,052,578   3,475,718
Loss per common share - as reported          0.50         1.15        2.79
Loss per common share - adjusted             0.61         1.21        2.89
--------------------------------------------------------------------------

================================================================================

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

================================================================================
                                             1999        1998          1997
--------------------------------------------------------------------------------
Expected dividend yield                        0%          0%            0%
Expected stock price volatility               70%         70%           70%
Risk-free interest rate                      5.5%        5.5%          5.5%
Expected life of options                    1 yr.      2 yrs.         1 yr.
================================================================================

The weighted average fair value of the options granted is 1998 - nil and 1997 - $0.26 per option.

                                                                              22

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

(f)   Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates are recognized in income in the period that includes the enactment date.



The Company has deferred tax assets of approximately $5,000,000 (1998 - $3,000,000 and 1997 - $2,140,000 ) arising from losses carried forward (see note
15). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.



13.   Debt Settlement with Creditors:

During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.



14.   Commitments:

The Company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments are USD $28,449. The lease is renewable on an annual basis.















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PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

15.   Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,743,000 in the United States and CDN $4,281,000 in Canada.



16.   Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current year.



17.   Uncertainty due to the Year 2000 issue:

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after 01 January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. However, management does not anticipate difficulties with the company's compliance. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.





















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

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
1801 Roeder Ave., Suite 144
Bellingham, WA  98225
USA

Tel: (360)752-1100  Toll Free: (888)377-7325
Fax: (360)752-1110 / (360) 752-0086
http://www.peak.com
-------------------

Investor Relations

PeakSoft Multinet Corp.
(360) 752-1100
invest@peak.com
---------------


Annual General Meeting

The annual general meeting of shareholders will be held at 10:00 am on June 28, 2000 at Suite 501, 675 West Hastings Street, Vancouver, British Columbia.


Stock Listing

PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS.V and in the US on the OTC:BB under the symbol PEAMF.

Auditor

Gordon K. W. Gee, Chartered Accountant
488-625 Howe Street
Vancouver, BC V6C 2T6
Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar

Montreal Trust, Calgary Alberta

Directors

Douglas Foster, Chairman of the Board
Colin Morse, Director
Peter Janssen, Director
Simon Arnison, Director

Management

Douglas Foster, Chief Executive Officer
Timothy Metz, Chief Operating Officer
Calvin Patterson, Corporate Counsel
Simon Arnison, Chief Technical Officer
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